Hi Dominic,

As a follow up to our conversation this morning, please note that Alcentra Capital Corporation undertakes to make the following changes to the final prospectus included in the above-referenced in connection with any use thereof by it or the selling stockholders described therein:

1.  The “7.9%” reference in the sentence below contained on the front cover page of the final prospectus will be revised to “12.7%.”

In addition, this prospectus relates to 983,747 shares of our common stock that may be sold by Alcentra NY, LLC, the Company’s investment adviser, and 725,499 shares of our common stock that may be sold by the additional selling stockholder identified under ‘‘Selling Stockholders.’’ These shares represent 7.9% of our outstanding shares of common stock. Sales of our common stock by the selling stockholders, which may occur at prices below the net asset value per share of our common stock, may adversely affect the market price of our common stock and may make it more difficult for us to raise capital.

2.  All parentheticals used to denote a negative number in the tables contained on pages 31 and 50 of the final prospectus will be changed to minus signs.

In addition, please be advised that Alcentra Capital Corporation currently does not have any plans to conduct an immediate takedown off of the above-referenced Form N-2 registration statement and that we will ensure that all email correspondence between us and members of the SEC staff relating the Form N-2 registration statement are filed as supplemental correspondence via EDGAR.

Regards,

Harry

Harry Pangas | Partner

Sutherland Asbill & Brennan LLP
700 Sixth Street, NW, Suite 700 | Washington, DC 20001-3980
202.383.0805 direct | 202.637.3593 facsimile
harry.pangas@sutherland.com | www.sutherland.com
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